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17005967

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SEC Mail Processing Section

FEB 28 2017

Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Silverwood Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Pleasant Street
(No. and Street)

Sherborn	**MA**	**01170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Hodson-Walker **508-651-2194**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DiDicco, Gulman & Company, LLP
(Name - if individual, state last, first, middle name)

404 Wyman Street, Suite 275	**Waltham**	**MA**	**02451**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CM

OATH OR AFFIRMATION

I, Jonathan Hodson-Walker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Silverwood Partners, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Hodson-Walker
Signature

MANAGING PARTNER
Title

Subscribed and sworn to before me this 27 day of February 2017

Laurie A. Mabie
Notary Public

LAURIE A MABIE
Notary Public, Commonwealth of Massachusetts
My Commission Expires July 6, 2023

This report* contains (check all applicable boxes):

√	(a)	Facing page.
x	(b)	Statement of Financial Condition.
	(c)	Statement of Income (Loss).
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
x	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
x	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
x	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERWOOD PARTNERS, LLC
DECEMBER 31, 2016

TABLE OF CONTENTS

DiCicco, Gulman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
Professional Excellence On A Personal Level℠

Report of Independent Registered Public Accounting Firm

To the Members of
Silverwood Partners, LLC

We have audited the accompanying statement of financial condition of Silverwood Partners, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Silverwood Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Silverwood Partners, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

DiCicco Gulman & Company LLP

Woburn, Massachusetts
February 28, 2017

SILVERWOOD PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	147,154
Property and equipment, net		78,932
TOTAL ASSETS	$	226,086

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	111,972
MEMBERS' EQUITY		114,114
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	226,086

See notes to the statement of financial condition.

Note 1 - Organization

Silverwood Partners, LLC, (the "Company"), located in Sherborn, Massachusetts, provides investment banking services to both public and privately held companies worldwide but primarily in the United States. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for clients or perform custodial functions related to client securities.

Note 2 - Summary of Significant Accounting Policies

(a) Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets or lease term, if shorter. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income Taxes

The Company is considered to be a partnership for federal and state income tax purposes. Accordingly, no provision for income taxes has been made in the accompanying financial statements because such taxes, if any, are the responsibility of the members. Accounting principles generally accepted in the United States of America prescribe the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this standard, the pass-through status of the entity at the federal and state level is considered a tax position. The Company has reviewed its pass-through status and has determined that this position is not subject to significant uncertainty.

The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by those authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2013. Currently, there are no income tax audits in process.

Note 2 - Summary of Significant Accounting Policies (continued)

(d) Revenue Recognition

The Company derives all of its revenues from the performance of investment banking services. Investment banking services include placement of securities, post-placement consulting services, and the provision of merger and acquisition advice. Revenue is recognized when fixed or determinable under the contract terms, the services are provided, and collection is reasonably assured. Reimbursements, including those that pertain to travel and other out-of-pocket expenses, are included in investment banking fees.

(e) Cash Equivalents

The Company considers amounts invested in money market mutual funds to be cash equivalents.

(f) Advertising Costs

The Company charges to operations all advertising costs at the time the obligation is incurred. Included in operating expenses are advertising costs of $60,174.

Note 3 - Property and Equipment, Net

Property and equipment, net consist of the following:

Furniture and fixtures	18,021
HVAC	17,960
Land improvements	13,500
Leasehold improvements	77,542
	127,023
Less accumulated depreciation	(48,091)
	$ 78,932

Note 4 - Lease Commitments

The Company leases its office from the majority member of the Company under a non-cancellable operating lease expiring in August 2018. Rent expense under this lease amounted to $96,000.

The lease provides for monthly payments of $8,000 and requires the Company to pay real estate taxes and certain other operating expenses.

Future minimum rentals under the non-cancellable operating are as follows:

2017	$96,000
2018	60,000
	$156,000

Note 5 - Retirement Plan

The Company has adopted a defined contribution retirement plan covering substantially all employees. Contributions to the plan are based on employees annual compensation. The plan includes a section 401(k) salary deferral provision which allows employees to contribute to their individual accounts to the extent provided by law. The Company must make safe harbor matching contributions on employees deferrals at 100% of the first 3% of included compensation and 50% of the next 2% of included compensation. These contributions amounted to $17,809. The Company can also make discretionary contributions to the plan. There were no discretionary contributions to the plan.

Note 6 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $35,182, which was $27,717 in excess of its minimum net capital requirement (see Schedule I). The Company's ratio of aggregate indebtedness to net capital is 3.18 to 1.

Note 7 - Concentrations

Approximately 78% of the Company's revenues were received from four customers.

Note 8 - Credit Risks

At certain times, the Company maintains cash balances in excess of $250,000 in a financial institution. The Federal Deposit Insurance Corporation insures up to $250,000 for each depositor. The Company has not experienced any losses in such accounts and does not believe they are exposed to any significant credit risks.

Note 9 - Subsequent Events

The Company has evaluated subsequent events through February 28th 2017, the date the financial statements were approved and authorized for issuance by management, and determined that there have been no subsequent events that would require recognition in the financial statements or disclosure in the notes to financial statements.

Note 10 - Contingencies

From time to time, the Company may be involved in legal actions arising in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably. The Company establishes accruals for losses that management deems to be probable and subject to reasonable estimate.

The Company filed claims against two former employees for breaching their contractual and fiduciary duties to the Company. The respondents filed a counterclaim, claiming breach of contract, unjust enrichment, fraud inducement, specific performance and/or declaratory relief.

All claims by the Company were denied and certain claims of the respondents were denied. An award notice was issued by FINRA's Office of Dispute Resolution on December 9, 2016. The Company was directed to pay $570,175 in compensatory damages and court fees to the two former employees. If the Company receives any compensation on several future transactions that the two former employees were involved in, the Company is required to pay certain set percentages determined by the award to the former employee's within 10 days of the receipt of the funds. At this time, management cannot determine if any of these transactions will occur and any amounts for damages cannot be estimated.

The Company was directed to provide the issuance of warrants in 4 different companies to the two former employees. A total of $26,500 of hearing fees was assessed by FINRA.

SUPPLEMENTAL INFORMATION

SCHEDULE I

SILVERWOOD PARTNERS, LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL		
Total Members' Equity	$	114,114
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		78,932
NET CAPITAL		35,182
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)		7,465
EXCESS NET CAPITAL	$	27,717
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	111,972
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.18 to 1

No material difference exist between the computation of net capital as calculated above and the Company's computation as reported on Part IIa of the FOCUS report (unaudited) at December 31, 2016.

SCHEDULE II
SILVERWOOD PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO SEA RULE 15C3-3
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of SEA rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of SEA Rule 15c3-3.

SCHEDULE III
SILVERWOOD PARTNERS, LLC
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEA RULE 15C3-3
AS OF DECEMBER 31, 2016

The Company is engaged in investment banking and carries no customer accounts on its books nor had possession of customer securities.